U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                        COMMISSION FILE NO.  01-15739
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                            CUSIP NO. 731312-10-7

                                 (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
Form 10-QSB  [ ] Form N-SAR

For Period Ended:
                              December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
                           Reunion Industries, Inc.
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Address of Principal Executive Office (Street and Number):
                        11 Stanwix Street, Suite 1400

City, State and Zip Code:
                            Pittsburgh, PA  15222
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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this Form 12b-25 could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     During the fourth quarter of December 2005, the Company decided to sell its plastics segment. This determination required a reclassification of the plastics segment as a discontinued operation within the Company's consolidated financial statements and other financial data required in the Form 10-K. The sale of the plastics segment, including its employees, closed
March 2, 2006.   The lead-up to such sale required both corporate office
employees and plastics segment employees to spend significant time and resources in completing the sale. Additionally, the buyer of this business was a newly formed entity which required significant time commitments from our former employees to get this new entity operational. As a result, there was a delay in the ability of the plastics segment to fully comply with all requested data from our auditors. Such delay has interfered with our auditor's ability to timely complete their audit procedures in conjunction with the plastics segment. As a result, the Company is unable to file, when due, its annual report on Form 10-K for the year ended December 31, 2005. This delay could not be eliminated without unreasonable effort or expense. Pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934, the Company requests the fifteen-day extension relief provided for therein to file its annual report on Form 10-K for the year ended December 31, 2005.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

     John M. Froehlich, Executive V.P., Chief Financial Officer,
                        Treasurer and Secretary
                        (412) 281-2111
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(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities and Exchange Act
     of 1934 or section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for
     such shorter period that the registrant was required
     to file such report(s) been filed?  If the answer is
     no, identify reports.                                     [X] Yes  [ ]
No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the
     subject report or portion thereof?                        [ ] Yes  [X]
No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Reunion Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 2006           By /s/         John M. Froehlich
     -----------------------         ----------------------------------------
                                                 John M. Froehlich
                                      Executive V.P., Chief Financial
Officer,
                                               Treasurer and Secretary
                                                (chief financial and
                                                 accounting officer)

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